7 June 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 200,000 RELX PLC ordinary shares at a price of 1270.2187p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 83,567,580 ordinary shares in treasury, and has 1,093,328,853 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 19,687,800 shares.

RELX NV announces that today, it purchased (through UBS Limited) 178,000 RELX NV ordinary shares at a price of €15.5537 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 74,784,694 ordinary shares in treasury, and has 974,335,723 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 17,671,300 shares.